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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                  SCHEDULE 13G



                                 (Rule 13d-102)





                           Delphax Technologies, Inc.
                                (Name of Issuer)



                                  Common Stock


                                   24712X106
                                 (CUSIP Number)




                               December 31, 2004
            (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                               [X] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO. 24712X106                                           Page 2 of 4 Pages


1)     Name of Reporting Person(s)   Nichols, James William d/b/a
Nichols Investment Management

      I.R.S. Identification IRS No. 04-3352585
      No. of Above Person (entities
      only)

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2)    Check the Appropriate Box     (a)
      if a member of a Group (b)

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3)    SEC Use Only

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4)    Citizenship or Place of Organization

     United States
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      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
      (5)    Sole Voting Power     36,000
      (6)    Shared Voting Power   -0-
      (7)    Sole Dispositive Power 627,131
      (8)    Shared Dispositive Power -0-

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(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person 627,131

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10)   Check if the Aggregate Amount in
      Row (9) Excludes Certain Shares      Not Applicable

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11)   Percent of Class Represented by
      Amount In Row (9)      9.9%

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12)   Type of Reporting Person       IA

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CUSIP NO. 24712X106                                            Page 3 of 4 Pages

Item 1(a)      Name of Issuer:

     Delphax Technologies, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

     12500 Whitewater Drive
     Minnetonka, MN 55343

Item 2(a)      Name of Person Filing:

     Nichols, James William d/b/a Nichols Investment Management

Item 2(b)      Address of Principal Business Office or, if None, Residence:

     175 Exchange Street, PO Box 904
     Bangor, ME 04402

Item 2(c)      Citizenship:

     U.S.

Item 2(d)      Title of Class of Securities:

     Common Shares

Item 2(e)      CUSIP Number:

     24712X106

Item 3. If this statement is filed pursuant to Rules 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (e) [X] an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

Item 4.        Ownership.

          (a)       Amount beneficially owned:    627,131

          (b)       Percent of class:             9.9%

          (c)       Number of shares as to which the person has:

          (i)       Sole power to vote or to direct the vote:

                                   36,000

          (ii)      Shared power to vote or direct the vote:     -0-

          (iii)     Sole power to dispose or to direct the disposition of:

                                   627,131

          (iv)      Shared power to dispose or to direct the disposition of: -0-
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CUSIP NO. 24712X106                                            Page 4 of 4 Pages

Item 5.        Ownership of 5% or Less of a Class.

     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of more than 5% on Behalf of Another Person.

     591,131 shared reported in this Schedule 13G Report are owned by advisory clients of the Reporting Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.        Identification and Classification of Members of the Group.

Not Applicable

Item 9.        Notice of Dissolution of Group.

Not Applicable

Item 10.       Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement in conjunction with the reporting persons beneficial ownership of the common stock of Delphax Technologies, Inc. at December 31, 2004 is true, complete and correct.

                                                     JAMES WILLIAM NICHOLS
                                             d/b/a NICHOLS INVESTMENT MANAGEMENT

Dated: May 31, 2005                             By /s/ James William Nichols
                                                          (Signature)
                                                             Owner
                                                         (Name/Title)
                                                Telephone:     (207) 942-8737